Filed Pursuant to Rule 433

Registration No. 333-182258-01

June 23, 2014

Pricing Term Sheet

Issuer:	Ameren Illinois Company

Expected Ratings* (Moody’s/S&P/Fitch):	A2/A/A-

Trade Date:	June 23, 2014

Settlement Date:	June 30, 2014 (T+5)

Issue:	4.30% Senior Secured Notes due 2044

Security:	The Senior Secured Notes will be secured by a series of the Issuer’s first mortgage bonds until the release date.

Offering Size:	$250,000,000

Coupon:	4.30% per annum

Maturity:	July 1, 2044

Treasury Benchmark:	3.625% due February 15, 2044

US Treasury Spot:	103-29

US Treasury Yield:	3.414%

Spread to Treasury:	+92 basis points

Re-offer Yield:	4.334%

Offering Price (Issue Price):	99.432%

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2015

Optional Redemption:	Prior to January 1, 2044, at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted at the Adjusted Treasury Rate plus 10 basis points, in each case plus accrued and unpaid interest, and on or after January 1, 2044, at any time at 100% of the principal amount plus accrued and unpaid interest.

CUSIP:	02361D AN0

Joint Bookrunners:	Barclays Capital Inc.
BNY Mellon Capital Markets, LLC
RBC Capital Markets, LLC
RBS Securities Inc.

Co-Managers:	Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Samuel A. Ramirez & Company, Inc.
The Williams Capital Group, L.P.

Settlement Period:	The Issuer expects to deliver the Senior Secured Notes against payment for the Senior Secured Notes on or about the Settlement Date specified above, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Secured Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Senior Secured Notes are expected to initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated June 23, 2014.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, BNY Mellon Capital Markets, LLC collect at 1-212-635-8974, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or RBS Securities Inc. toll-free at 1-866-884-2071.